UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

VIDLER WATER RESOURCES, INC.

(Name of Subject Company)

VIDLER WATER RESOURCES, INC.

(Names of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92660E107

(CUSIP Number of Class of Securities)

Maxim C.W. Webb

Executive Chairman, Chief Financial Officer

3480 GS Richards Blvd

Suite 101

Carson City, NV 89703

(775) 885-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Nolan S. Taylor

David F. Marx

Dorsey & Whitney LLP

111 South Main Street

Suite 2100

Salt Lake City, UT 84111-2176

(801) 933-7360

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Vidler Water Resources, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Potable Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of D.R. Horton, Inc., a Delaware corporation (“D.R. Horton” or “Parent”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”) at a price per Share equal to $15.75, in cash, subject to any applicable withholding taxes and without interest. The terms of the tender offer are disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on April 27, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2022, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

1. Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Forward-Looking Statements” at the end of such Item 8:

“Final Results of the Offer and Completion of the Merger.

The Offer expired at one minute following 11:59 p.m. Eastern Time on May 24, 2022. Computershare Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (the “Depositary”), advised that, as of the expiration of the Offer, a total of 13,597,969 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 74.3% of the Shares outstanding as of the expiration of the Offer. In addition, the Depositary has advised that notices of guaranteed delivery have been delivered with respect to 631,909 Shares that have not yet been tendered, representing approximately 3.5% of the outstanding Shares.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, as defined in the Offer to Purchase. Promptly after the expiration of the Offer, Purchaser irrevocably accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to effect the Merger without the affirmative vote of the Company’s stockholders. Accordingly, Parent and Purchaser expect to consummate the Merger on May 25, 2022 pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (1) Shares held by the Company and its direct or indirect subsidiaries (including Shares held in treasury), (2) Shares held by Parent, Purchaser or any of Parent’s other direct or indirect wholly owned subsidiaries, (3) Shares validly tendered and irrevocably accepted for payment by Purchaser in the Offer and (4) Shares held by stockholders who have properly exercised their demands for appraisal of such Shares in accordance with Section 262 of the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time), will be converted into the right to receive $15.75 in cash, without interest and subject to any required tax withholding.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 25, 2022	Vidler Water Resources, Inc.

	By:	/s/ Maxim C.W. Webb
	Name:	Maxim C.W. Webb
	Title:	Executive Chairman, Chief Financial Officer